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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )

                          AmeriNet Group.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  03073A103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             G. Richard Chamberlin
                          1941 Southeast 51st Terrace
                                Ocala, FL 34471
                                 (352) 694-6714

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  12/1/99

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4   Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 03073A103      13D                   Page 2   of  4  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dennis A. and Carol A. Berardi as joint tenants in common


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF          1,051,727

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,051,727

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     841,381

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                             210,346                                  [X]

Of the 1,051,727 shares of stock being issued 210,346 shares are being held in trust per the terms of the Agreement of Merger and Plan of Reorganization dated December 1, 1999.

--------------------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       10%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073A103          13D                   Page 3   of 4   Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

                          AmeriNet Group.com, Inc.
                                  Common Stock

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  Dennis A. and Carol A. Berardi

     (b)  1050 Southwest Chapman Way; Palm City, Florida 34990

     (c)  Directors of  the  Issuer  and  Directors  and   Officers  of  Trilogy
          International, Inc., a subsidiary of AmeriNet Group.com, Inc., 526 Southeast Dixie Highway, Stuart, Florida 34994

     (d)  No

     (e)  No

     (f)  United States of America

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Agreement of Merger and Plan of Reorganization dated December 1, 1999.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a)  Not Applicable

     (b)  Agreement of Merger and Plan of Reorganization dated December 1, 1999.

     (c)  Not applicable

     (d) Michael A. Caputa and Dennis A. and Carol A. Berardi elected to Board of Directors of Issuer effective December 2, 1999

     (f)  No material change to Issuer's business or corporate structure.

     (g)  None

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  None to report

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  1,051,727    10% common stock

     (b)  sole and dispositive power

     (c)  Not Applicable

     (d)  Not Applicable

     (e)  Not Applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Agreement of Merger and Plan of Reorganization dated December 1, 1999.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Agreement of Merger and Plan of Reorganization dated December 1, 1999 filed as an exhibit to the Issuer's report 8-K filed with the Securities and Exchange Commission on December 16, 1999.

--------------------------------------------------------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    12/31/99
                                        ----------------------------------------
                                                         (Date)


                                           /s/ Carol A. Berardi
                                           /s/ Dennis A. Berardi
                                        ----------------------------------------
                                                       (Signature)


                                         Carol A. Berardi, Director
                                         Dennis A. Berardi, Director
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).